Via EDGAR Submission and Federal Express

June 2, 2017

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Craig Slivka

100 F. Street, N.E.

Washington, D.C. 20549

Re:	SG Blocks, Inc. Amendment No. 4 to Registration Statement on Form S-1 Filed June 2, 2017 File No. 333-215922

Dear Mr. Slivka:

SG Blocks, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Pre-Effective Amendment No. 4 to its Registration Statement on Form S-1 (as amended, the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated May 18, 2017, from the Staff of the Commission (the “Staff”). The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). Where applicable, we have referenced in the Company’s responses the section or appropriate page number(s) of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings assigned to them in the Registration Statement.

Capitalization, page 28

1.	Please put a double underline under the amounts for cash and cash equivalents and short term investments to clearly segregate it from your capitalization. Additionally, please revise the amount for total capitalization to exclude the amount for cash and cash equivalents and short term investments as it is not a component of capitalization.

Response: The Company has revised the formatting of and amounts for cash and cash equivalents, short term investments and total capitalization as requested.

2.	Please clearly show in the notes to your capitalization table how you arrived at each as adjusted amount, including disclosing any significant estimate and/or assumption used to arrive at each of these amounts.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 28 to include a more detailed description of how the Company calculated each as adjusted amount set forth in the capitalization table, and our estimates or assumptions used in arriving at these calculations.

David.Watson@ThompsonHine.com Phone (216) 566-5598 Fax (216) 566-5800

June 2, 2017

Dilution, page 29

3.	Please provide us with your calculation of net tangible book deficit as of March 31, 2017, assuming conversion of your preferred stock and 50% of your outstanding convertible debentures. Please also provide us with a reconciliation of the outstanding shares you used to calculate net tangible book deficiency per share at March 31, 2017.

Response: The Company calculated net tangible book deficit per share at March 31, 2017 using 2,423,905 outstanding shares. This number is calculated as follows: 163,901 common shares currently outstanding, plus 458,334 shares of common stock issuable upon conversion of 50% of the Company’s outstanding debentures, plus 1,801,670 shares of common stock issuable upon conversion of the Company’s outstanding preferred stock. The Company calculates net tangible book value per share of its common stock by subtracting its total liabilities from its total tangible assets and dividing the result by the number of outstanding shares of common stock. As of March 31, 2017, we had total tangible assets of $862,721 (consisting of $857,852 in total current assets plus $4,869 in equipment, net) and total liabilities of $2,147,909 (calculated by subtracting $1,305,765, or 50% of liabilities attributable to the Company’s convertible debentures, and conversion option liabilities equal to $144,067 from $3,597,741), which results in a net tangible book deficit equal to $(1,285,188), or $(0.53) per share (calculated by dividing $(1,285,188) by 2,423,905 shares currently outstanding).

We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (216) 566-5598.

Sincerely,

/s/ David D. Watson
David D. Watson

cc: Mahesh Shetty